UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2023

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information beginning on page 63 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. As of September 14, 2021, Fundrise Advisors, LLC, (our “Manager”) closed the Offering. We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D, as determined by our Manager. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise West Coast Opportunistic REIT, LLC”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016 the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

We are externally managed by our Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 29 in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of September 14, 2021, the Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of both June 30, 2023 and December 31, 2022, we had raised total gross offering proceeds of approximately $127.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 12,760,000 of our common shares.

Upon reopening of our Offering, if any, the per share purchase price will be adjusted every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$10.26	Form 1-U
March 31, 2022	$10.28	Form 1-U
June 30, 2022	$10.33	Form 1-U
September 30, 2022	$10.36	Form 1-U
December 31, 2022	$10.25	Form 1-U
March 31, 2023	$10.10	Form 1-U
June 30, 2023	$10.14	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2022 - 01/31/2022	$0.0013698630		12/29/2021	04/12/2022	5.00%		Form 1-U
02/01/2022 - 02/28/2022	$0.0015068493		01/28/2022	04/12/2022	5.50%		Form 1-U
03/01/2022 - 03/31/2022	$0.0016438356		02/25/2022	04/12/2022	6.00%		Form 1-U
04/01/2022 - 04/30/2022	$0.0016438356		03/30/2022	07/12/2022	6.00%		Form 1-U
05/01/2022 – 05/31/2022	$0.0012328767		04/27/2022	07/12/2022	4.50%		Form 1-U
06/01/2022 – 06/30/2022	$0.0006849315		05/27/2022	07/12/2022	2.50%		Form 1-U
07/01/2022 – 07/31/2022	$0.0008219178		06/28/2022	10/12/2022	3.00%		Form 1-U
08/01/2022 – 08/31/2022	$0.0009589041		07/27/2022	10/12/2022	3.50%		Form 1-U
09/01/2022 – 10/01/2022	$0.0009589041		08/29/2022	10/12/2022	3.50%		Form 1-U
10/02/2022 – 10/31/2022	$0.0009589041		10/01/2022	01/11/2023	3.50%		Form 1-U
11/01/2022 – 11/30/2022	$0.0009589041		10/28/2022	01/11/2023	3.50%		Form 1-U
12/01/2022 – 12/31/2022	$0.0009589041		11/29/2022	01/11/2023	3.50%		Form 1-U
01/01/2023 – 01/31/2023	$0.0010958904		12/29/2022	04/11/2023	4.00%		Form 1-U
02/01/2023 – 02/28/2023	$0.0010958904		01/30/2023	04/11/2023	4.00%		Form 1-U
03/01/2023 – 03/31/2023	$0.0010958904		02/27/2023	04/11/2023	4.00%		Form 1-U
04/01/2023 – 04/30/2023	$0.0010958904		03/29/2023	07/12/2023	4.00%		Form 1-U
05/01/2023 – 05/31/2023	$0.0012328767		04/27/2023	07/12/2023	4.50%		Form 1-U
06/01/2023 – 06/30/2023	$0.0012328767		05/26/2023	07/12/2023	4.50%		Form 1-U
07/01/2023 – 07/31/2023	$0.0009589041		06/28/2023	10/21/2023	3.50%		Form 1-U
08/01/2023 – 08/31/2023	$0.0010958904		07/28/2023	10/21/2023	4.00%		Form 1-U
09/01/2023 – 10/01/2023	$0.0012328767		08/28/2023	10/21/2023	4.50%		Form 1-U
Weighted Average	$0.0011338350	(3)			4.14	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

 Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023 and December 31, 2022, approximately 4,178,000 and 3,552,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the six months ended June 30, 2023, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments and rental revenue from our investments in rental real estate properties. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2023 and 2022, we had total net income of approximately $2.4 million and $3.4 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2023 and 2022, we earned interest revenue of approximately $2.7 million and $3.6 million, respectively, from our real estate debt investments and investments in debt securities. The decrease in interest revenue is primarily attributable to a payoff of one of our real estate debt investments in the prior period.

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $223,000 and $247,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily attributable to higher vacancy rates at one of our rental real estate properties in the current period.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $232,000 and $36,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the second half of 2022.

Expenses

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $391,000 and $441,000, respectively. The decrease in investment management fees is primarily attributable to a marginal decrease in our net assets, as the investment management fee is calculated as a percentage of net assets each quarter.

General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $244,000 and $317,000, respectively, which includes audit and tax fees, legal fees, and other costs associated with operating our business. The decrease in the amount of general and administrative expenses is primarily due to a decrease in legal fees in the current period. Legal fees in the prior period were associated with the PB Colfax Villas Senior Loan debt restructuring. See Note 4, Real Estate Debt Investments for further information.

Property Operating and Maintenance

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expense of approximately $193,000 and $140,000, respectively. The increase in property operating and maintenance is primarily attributable to operating more rental real estate properties, as two properties were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expense of approximately $86,000 and $58,000, respectively. The increase in depreciation and amortization expense is primarily attributable to reclassifying two properties from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Other Income (Expenses)

Equity in Earnings

For the six months ended June 30, 2023 and 2022, we had equity in earnings of approximately $143,000 and $57,000 from our equity method investments, respectively. The increase in equity in earnings is attributable to an increase in earnings from our investment in National Lending, LLC (“National Lending”), due to increased performance and profitability of National Lending. See Note 10, Related Party Arrangements for further information regarding National Lending.

Interest Expense

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $46,000 and $0. The increase in interest expense is attributable to a mortgage loan that we entered into related to one of our rental real estate properties subsequent to the end of the prior period.

Interest Expense – Related Party

For the six months ended June 30, 2023 and 2022, we incurred related party interest expense of approximately $0 and $63,000. The decrease in related party interest expense is attributable to three related party notes payable that we entered into, and subsequently repaid, in the prior period.

Gain on Sale of Investments in Debt Securities, Net

For the six months ended June 30, 2023 and 2022, we recognized net gain on the sale of investments in debt securities of approximately $8,000 and $0, respectively. The increase in the net gain on sale of investments in debt securities is attributable to investments in debt securities that were purchased and sold during the six months ended June 30, 2023.

Credit Recovery (Loss)

For the six months ended June 30, 2023 and 2022, we recognized credit recoveries (losses) of approximately $0 and $445,000, respectively. Credit losses and recoveries during the six months ended June 30, 2022 relate to the impairment of the PB Colfax Villas debt investment and subsequent foreclosure of the PB Colfax Villas Property on April 28, 2022. See Note 4, Real Estate Debt Investments for further information.

Our Investments

As of June 30, 2023, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
PB Colfax Villas Senior Loan* (6)	Los Angeles, CA	Land	04/06/2018	10.9%	04/06/2020	$8,120,000	77.0%	85.0%	Initial	Update
Vermont NH Property Senior Loan* (9)	Los Angeles, CA	Multifamily	12/02/2019	9.5%	12/02/2021	$6,400,000	80.0%	--	Initial	N/A
NexMetro Canyon Mezzanine Loan* (7)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/24/2023	$15,490,000	--	79.0%	Initial	Update
NexMetro Magnolia Mezzanine Loan* (8)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/29/2023	$11,145,000	--	80.0%	Initial	Update
PHB Senior Loan* (10)	Escondido, CA	Land	06/30/2021	9.5%	06/30/2022	$33,500,000	71.0%	--	Initial	Update

* Acquisition was reviewed and approved by an independent representative (“Independent Representative”) prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected annual interest rate on each debt investment. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each debt investment and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the debt investment, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	In April 2020 and September 2020, the borrower of the PB Colfax Villas Senior Loan was issued notices of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. The loan is secured by the underlying real property. As of December 31, 2020, the loan was deemed impaired. On January 26, 2021, notice was sent that the Company would start the process of a trustee’s sale for the underlying property. Subsequently, the borrower filed for bankruptcy and the Company filed a lawsuit against the guarantors of the loan on April 2, 2021. The Company was ultimately granted a judgement against the guarantors, and on April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and received title to the PB Colfax Villas Property for settlement of the defaulted loan on April 28, 2022. See Note 4, Real Estate Debt Investments for further information.

(7)	On July 22, 2021, the Company executed an amendment to the Canyon Mezzanine Loan, increasing our total commitment to approximately $15.5 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Canyon Mezzanine Loan is 80.9%.

(8)	On July 22, 2021, the Company executed an amendment to the Magnolia Mezzanine Loan, increasing our total commitment to approximately $11.1 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Magnolia Mezzanine Loan is 81.2%.

(9)	As of December 31, 2022, one of our real estate debt investments, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. On June 15, 2023 we received a payment for all outstanding contractual interest owed and as of June 30, 2023, the investment is considered performing and no longer in default. As the fair value of the investment’s underlying collateral less estimated costs to sell exceeded the loan’s outstanding principal and contractual interest, the Company concluded the investment was not impaired as of June 30, 2023 and December 31, 2022. See Note 4, Real Estate Debt Investments for further information.

(10)	On May 3, 2022, the PHB Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	--	70.0%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Real Property Controlled Subsidiaries (Wholly- owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition		Approx. Acquisition Cost		Projected Renovation Cost(1)	Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Residential	32,000	06/11/2019		$4,382,000		$150,000	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,625	06/20/2019		$1,510,000		$630,000	Initial
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed Use	6,900	07/22/2019		$3,105,000		$960,000	Initial
RSE W480 Controlled Subsidiary	Los Angeles, CA	Mixed Use	23,000	07/14/2020		$8,130,000		$5,430,000	Initial
RSE W440 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,000	09/10/2020		$3,520,000		$--	Initial
RSE W40 Controlled Subsidiary (2)	Los Angeles, CA	Mixed Use	6,000	12/15/2020		$3,800,000		$1,270,000	Initial
PB Colfax Villas Property (3)	Los Angeles, CA	Land	14,202		(3)		(3)	--	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	To defer the capital gain realized from the sale of RSE Cooper Street Controlled Subsidiary, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information the W40 Controlled Subsidiary and the QOF.

(3)	In 2020, one of our real estate debt investments, the PB Colfax Villas Senior Loan, was issued notices of maturity default for failing to repay outstanding principal and contractual interest of approximately $3.7 million prior to its maturity date. The real estate debt investment is secured by the underlying property. On January 26, 2021, notice was sent that the Company will start the process of a trustee sale, in which the Company places the property for sale to the general public in an auction. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. See Note 4, Real Estate Debt Investments for further information. The underlying property was recorded at fair value, less estimated selling costs.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting included the contributions to National Lending in exchange for ownership interests. See Note 10, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2023, we had deployed approximately $74.0 million in net capital for 12 investments and had approximately $12.7 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. Other than our investments of approximately $74.0 million, we have no additional future funding commitments. As of June 30, 2023, we anticipate that cash on hand, proceeds from future Offerings, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We have no outstanding unsecured, Company level debt as of September 26, 2023 and June 30, 2023, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest revenue received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside.  It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy.  Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history).  However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description
Share Purchase Price Update	07/01/2023	As of July 1, 2023, our NAV per common share is $10.14. This NAV per common share shall be effective until updated by us on or about September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. More information can be found here.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0010958904 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West Coast Opportunistic REIT, LLC

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$12,670	$18,339
Interest receivable	46	870
Other assets, net	240	457
Real estate debt investments	44,838	43,994
Investments in equity method investees	5,598	5,455
Investments in rental real estate properties	19,200	8,003
Investments in real estate held for improvement	11,342	21,986
Total Assets	$93,934	$99,104

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$306	$102
Deferred interest revenue	309	-
Due to related party	227	227
Mortgage payable, net	1,859	1,858
Distributions payable	1,218	1,154
Redemptions payable	3,119	3,089
Rental security deposits and other liabilities	40	36
Below-market leases, net	103	112
Total Liabilities	7,181	6,578

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 12,760,255 and 12,760,255 shares issued and 8,582,106 and 9,208,553 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	85,143	91,468
Retained earnings	1,610	1,058
Total Members’ Equity	86,753	92,526
Total Liabilities and Members’ Equity	$93,934	$99,104

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Interest revenue	$2,716	$3,609
Rental revenue	223	247
Other revenue	232	36
Total revenue	3,171	3,892

Expenses
Investment management and other fees – related party	391	441
General and administrative expense	244	317
Property operating and maintenance	193	140
Depreciation and amortization	86	58
Total expenses	914	956

Other income (expense)
Equity in earnings	143	57
Interest expense	(46)	-
Interest expense – related party	-	(63)
Gain on sale of investments in debt securities, net	8	-
Credit recovery (loss)	-	445
Total other income (expense)	105	439

Net income	$2,362	$3,375

Net income per basic and diluted common share	$0.26	$0.34
Weighted average number of common shares outstanding, basic and diluted	9,046,306	9,995,801

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2022(*)	9,208,553	$91,468	$1,058	$92,526
Distributions declared on common shares	-	-	(1,810)	(1,810)
Redemptions of common shares	(626,447)	(6,325)	-	(6,325)
Net income	-	-	2,362	2,362
June 30, 2023 (unaudited)	8,582,106	$85,143	$1,610	$86,753

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021(*)	10,082,022	$100,398	$(540)	$99,858
Distributions declared on common shares	-	-	(2,255)	(2,255)
Redemptions of common shares	(373,106)	(3,797)	-	(3,797)
Net income	-	-	3,375	3,375
June 30, 2022 (unaudited)	9,708,916	$96,601	$580	$97,181

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net income	$2,362	$3,375
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	86	58
Accretion of discount on debt securities	(23)	-
Amortization of debt issuance costs	1	-
Amortization of below-market leases	(9)	(17)
Credit (recovery) loss	-	(445)
Equity in earnings	(143)	(57)
Interest revenue received in kind	(2,014)	(1,796)
Gain on sale of investments in debt securities, net	(8)	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	824	(344)
Net (increase) decrease in other assets, net	212	197
Net increase (decrease) in accounts payable and accrued expenses	6	(104)
Net increase (decrease) in deferred interest revenue	309	(1,600)
Net increase (decrease) in due to related party	-	(22)
Net increase (decrease) in rental security deposits and other liabilities	4	(46)
Net cash provided by (used in) operating activities	1,607	(801)
INVESTING ACTIVITIES:
Investment in real estate debt investments	-	(11,411)
Repayment of real estate debt investments	1,170	34,000
Investment in equity method investees	-	(147)
Capital expenditures related to rental real estate properties	(9)	(20)
Capital expenditures related to real estate held for improvement	(427)	(1,030)
Investments in debt securities	(2,278)	-
Sale of debt securities	2,309	-
Investment in public equity securities	(2)	-
Sale of investment in public equity securities	2	-
Issuance of real estate deposits	-	(8)
Release of real estate deposits	-	4,302
Net cash provided by (used in) investing activities	765	25,686
FINANCING ACTIVITIES:
Proceeds from note payable – related party	-	13,000
Repayment of note payable – related party	-	(13,000)
Redemptions paid	(6,295)	(3,475)
Distributions paid	(1,746)	(2,635)
Net cash provided by (used in) financing activities	(8,041)	(6,110)

Net increase (decrease) in cash and cash equivalents	(5,669)	18,775
Cash and cash equivalents, beginning of period	18,339	3,949
Cash and cash equivalents, end of period	$12,670	$22,724

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$210	$206
Troubled debt restructuring from real estate debt investments to investments in real estate held for improvement	$-	$2,691
Reclass investments in rental real estate properties to investments in real estate held for improvement	$-	$11,824
Reclass investments in real estate held for improvement to investments in rental real estate properties	$11,270	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest – related party note payable	$-	$63
Cash paid for interest – mortgage payable	$45	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. As of June 30, 2023 and December 31, 2022, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of November 30, 2020 to facilitate a real estate investment acquisition during 2020. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the real estate investment acquisition. In connection with that real estate investment acquisition, we also formed a subsidiary that is intended to qualify as an Opportunity Fund pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. We have also elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the formation of the TRS in 2020, the Opportunity Fund, and QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of September 14, 2021, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company had net common shares outstanding of approximately 8,582,000 and 9,209,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2023 and December 31, 2022, the Sponsor owned 600 common shares. In addition, as of June 30, 2023 and December 31, 2022, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $127.7 million. As of June 30, 2023 and December 31, 2022, all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2023 and 2022, no distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of June 30, 2023. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represents costs incurred by the Company in the qualification of the Offering(s) and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2023 and December 31, 2022, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2018. As of June 30, 2023, and December 31, 2022, the Company had reimbursed the Manager cumulative amounts of approximately $962,000. As such, no organizational and offering costs remained payable as of June 30, 2023 and December 31, 2022.

During the six months ended June 30, 2023 and 2022, the Company had no directly incurred offering costs.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determines any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investments in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

As of June 30, 2023, and December 31, 2022, we did not hold any investments in debt securities.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral.

As of December 31, 2021, one of our real estate debt investments, PB Colfax Villas Senior Loan, was deemed impaired and classified as non-accrual. The investment was determined to have sufficient underlying collateral. On April 28, 2022, the Company foreclosed on the underlying property, the PB Colfax Villas Property, and received title to the property in full satisfaction of the defaulted loan. See Note 4, Real Estate Debt Investments for further information.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, multifamily or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties”), or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets, net in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 15 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Code. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of a TRS during the year ended December 31, 2020, we may record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No additional TRSs were formed during the six months ended June 30, 2023. There was limited TRS activity for the six months ended June 30, 2023 and 2022. Accordingly, for the six months ended June 30, 2023 and 2022, no income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

Beginning with the year ended December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

During the year ended December 31, 2020, we formed a Qualified Opportunity Fund (“QOF”) and filed a certification with our initial U.S. federal income tax return for the taxable period ending December 31, 2020, certifying our status as a QOF. We intend to operate in conformity with the requirements to be classified as a QOF pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. As a QOF, we are subject to certain operational requirements. If we fail to meet these requirements, penalties may be imposed and incurred. Failure to maintain status as a QOF could cause the Company to not qualify for the tax benefits offered under the Code, such as the deferment of taxes on the gain, a step up in basis for capital gains invested into the QOF, or the ability to recognize tax-exempt capital gain on the investment in the QOF when held for more than ten years.

The QOF has made investments in our Operating Partnership, which is intended to operate as a Qualified Opportunity Zone Business. As a Qualified Opportunity Zone Business, the Operating Partnership is subject to certain operational requirements, as defined in the Code and the Treasury Regulations thereunder. If these requirements are not met, the Operating Partnership may not be a qualifying investment for the QOF pursuant to Section 1400Z-2 of the Code.

As of June 30, 2023, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method when appropriate, over the holding period of the investment, and is included in interest revenue.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$5,455	$5,198
Additional investments in equity method investees	-	146
Equity in earnings (losses) of equity method investees	143	111
Ending balance	$5,598	$5,455

As of June 30, 2023 and December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 10, Related Party Arrangements, for further information regarding National Lending.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

National Lending, LLC
Condensed balance sheet information:	As of June 30, 2023
Real estate assets, net	$-
Other assets(1)	68,637
Total assets	$68,637

Other liabilities	$3
Equity	68,634
Total liabilities and equity	$68,637
Company’s equity investment	$5,598

(1)	Approximately $45.6 million of “Other assets” are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

National Lending, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2023
Total revenue	$481
Total expenses	5
Net income	$476
Company’s equity in earnings of investee	$143

As of December 31, 2022 and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

National Lending, LLC
Condensed balance sheet information:	As of December 31, 2022
Real estate assets, net	$-
Other assets (1)	66,577
Total assets	$66,577

Other liabilities	-
Equity	66,577
Total liabilities and equity	$66,577
Company’s equity investment	$5,455

(1)	Approximately $40.5 million of “Other assets” are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

National Lending, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2022
Total revenue	$741
Total expenses	39
Net income	$702
Company’s equity in earnings of investee	$57

4.	Real Estate Debt Investments

As of June 30, 2023 and December 31, 2022, none of our real estate debt investments are considered impaired, and no credit losses related to contractual principal have been recorded in these consolidated financial statements. As of June 30, 2023 and December 31, 2022, the Company recorded approximately $0 and $487,000, respectively, of recoveries related to previously recorded credit losses in these consolidated financial statements. See additional information below related to the troubled debt restructuring of one of our real estate debt investments.

The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$43,994	$66,459
Investments(1)	-	11,551
Interest revenue received in kind	2,014	3,718
Principal repayments(2)	(1,170)	(37,734)
Ending balance	$44,838	$43,994

(1)	Investments as of December 31, 2022 include additional fundings for two senior debt instruments during the year ended December 31, 2022.

(2)	Principal repayments for the six months ended June 30, 2023 include partial repayment of one senior debt instrument and partial repayments of one preferred equity. Principal repayments for the year ended December 31, 2022 include full repayment of one senior debt instrument, partial repayment of one preferred equity investment, and troubled debt restructuring of one senior debt investment (PB Colfax Villas Senior Loan).

As of June 30, 2023 and December 31, 2022, there were no discount or origination costs or fees that were included in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented within “Real estate debt investments” in these consolidated financial statements.

As of December 31, 2021, one of our real estate debt investments, PB Colfax Villas Senior Loan, was in default. In 2021, the Company filed a lawsuit against the guarantors of the loan, and the Company was ultimately granted a judgment against the guarantors. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. As of June 30, 2023, the property is held on the consolidated balance sheet as an investment in rental real estate properties. During the six months ended June 30, 2023 and 2022, in connection with the impairment and subsequent foreclosure, credit (recovery) losses of approximately $0 and ($445,000), were recognized, respectively.

As of December 31, 2022, one of our real estate debt investments, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. On June 15, 2023 we received a payment for all outstanding contractual interest owed and as of June 30, 2023, the investment is considered performing and no longer in default. As the fair value of the investment’s underlying collateral less estimated costs to sell exceeded the loan’s outstanding principal and contractual interest, the Company concluded the investment was not impaired as of June 30, 2023 and December 31, 2022.

The following table presents the Company’s real estate debt investments as of June 30, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	1	$6,080	$-	$6,080
Mezzanine Debt	2	33,231	-	33,231
Preferred Equity	1	5,527	-	5,527
Balance as of June 30, 2023	4	$44,838	$-	$44,838

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s real estate debt investments as of December 31, 2022 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	1	$6,400	$-	$6,400
Mezzanine Debt	2	31,217	-	31,217
Preferred Equity	1	6,377	-	6,377
Balance as of December 31, 2022	4	$43,994	$-	$43,994

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s real estate debt investments as of June 30, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Senior Debt	1	$6,080	$-	$-	$-	$6,080
Mezzanine Debt	2	33,231	-	-	-	33,231
Preferred Equity	1	-	-	5,527	-	5,527
Balance as of June 30, 2023	4	$39,311	$-	$5,527	$-	$44,838

The following table presents certain information about the Company’s real estate debt investments as of December 31, 2022, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Senior Debt	1	$6,400	$-	$-	$-	$6,400
Mezzanine Debt	2	31,217	-	-	-	31,217
Preferred Equity	1	-	-	6,377	-	6,377
Balance as of December 31, 2022	4	$37,617	$-	$6,377	$-	$43,994

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

However, for purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral.

As of June 30, 2023 and December 31, 2022, zero and one investment (Vermont NH Property Senior Loan) was considered to be non-performing, respectively. The Company evaluated the Vermont NH Property Senior Loan for impairment as of June 30, 2023 and December 31, 2022, and while the investment was deemed non-performing as of December 31, 2022, it was not considered impaired in either period.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2023 and December 31, 2022, we had four and two rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2023(1)	As of December 31, 2022(2)
Land	$14,086	$6,654
Building and building improvements	5,274	1,436
Site improvements	10	10
Furniture, fixtures, and equipment	9	1
Leasehold improvements	40	40
Post-acquisition capitalized improvements	-	-
Total gross investment in rental real estate properties	$19,419	$8,141
Less: Accumulated depreciation	(219)	(138)
Total investment in rental real estate properties, net	$19,200	$8,003

(1)	During the six months ended June 30, 2023, two real estate investments with cost bases totaling approximately $11.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2022, two real estate investments with cost bases totaling approximately $11.8 million were determined to need significant improvements or redevelopment and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $265,000 and $179,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $158,000 and $78,000, respectively.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $81,000 and $58,000, respectively, of depreciation expense on rental real estate properties.

On December 15, 2020, the Company acquired ownership of a “wholly-owned subsidiary”, the W40 Controlled Subsidiary (the “W40 Investment”), which in turn acquired one building (the “W40 Property”) for approximately $3,800,000. The W40 Investment is managed by us. To defer the capital gain realized from the sale of our interest in a previously held investment in equity method investee, we established the W40 Investment as a QOF. Capital gains invested into a QOF within 180 days of realization are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the QOF investment is held for at least 10 years. We therefore intend to realize tax benefits on the gain from a previously held investment in equity method investee, as well as the appreciation of the W40 Investment, though appreciation of the W40 Property and the projected holding period cannot be guaranteed. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information on the QOF. Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Investment, including the W40 Property.

As of June 30, 2023 and December 31, 2022, we had three and five real estate properties held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2023(1)	As of December 31, 2022(2)
Land	$4,885	$12,317
Building and building improvements	3,443	7,133
Work in progress	3,014	2,536
Total investment in real estate held for improvement	$11,342	$21,986

(1)	During the six months ended June 30, 2023, two real estate investments with cost bases totaling approximately $11.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2022, two real estate investments were determined to need significant improvements or redevelopment and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets. During the year ended December 31, 2022, one senior debt investment was converted to real estate investment held for improvement through a troubled debt restructuring and foreclosure on the underlying property of the loan. See Note 4, Real Estate Debt Investments for further information.

As of June 30, 2023 and December 31, 2022, real estate held for improvement included capitalized transaction costs of approximately $104,000 and $190,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $83,000 and $163,000, respectively.

6.	Below-Market Leases, net

The Company recognizes acquired in-place “below-market” leases within rental revenue over the original term of the respective leases. The impact of the acquired below-market leases increased revenue by approximately $9,000 and $17,000 for the six months ended June 30, 2023 and June 30, 2022, respectively. The following table summarizes the scheduled amortization of the Company’s acquired below-market lease intangibles for each of the five succeeding years (amounts in thousands):

Below-Market Lease Amortization
Remainder of 2023	$9
2024	17
2025	17
2026	17
2027	17
Thereafter	26
Below-market lease intangibles	$103

7.	Other Assets, net

The balance in other assets, net is as follows (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Accounts receivable, net	$139	$209
Prepaid expenses	50	191
Leasing commissions, net	51	57
Total other assets, net	$240	$457

During the six months ended June 30, 2023 and June 30, 2022, we recognized $5,000 and $0 for amortization of leasing commissions, respectively.

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates, for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 through February 28, 2023	0.0010958904	$282		01/30/2023	$282	04/11/2023
March 1, 2023 through March 31, 2023	0.0010958904	310		02/27/2023	310	04/11/2023
April 1, 2023 through April 30, 2023	0.0010958904	290		03/29/2023	-	07/12/2023
May 1, 2023 through May 31, 2023	0.0012328767	338		04/27/2023	-	07/12/2023
June 1, 2023 through June 30, 2023	0.0012328767	327		05/26/2023	-	07/12/2023
July 1, 2023 through July 31, 2023	0.0009589041	263	(2)	06/28/2023	-	10/21/2023
Total		$1,810	(1)		$592

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0015068493	$426		01/28/2022	$426	04/12/2022
March 1, 2022 through March 31, 2022	0.0016438356	514		02/25/2022	514	04/12/2022
April 1, 2022 through April 30, 2022	0.0016438356	486		03/30/2022	486	07/12/2022
May 1, 2022 through May 31, 2022	0.0012328767	376		04/27/2022	376	07/12/2022
June 1, 2022 through June 30, 2022	0.0006849315	201		05/27/2022	201	07/12/2022
July 1, 2022 through July 31, 2022	0.0008219178	250		06/28/2022	250	10/12/2022
August 1, 2022 through August 31, 2022	0.0009589041	291		07/27/2022	291	10/12/2022
September 1, 2022 through October 1, 2022	0.0009589041	281		08/29/2022	281	10/12/2022
October 2, 2022 through October 31, 2022	0.0009589041	281		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0009589041	272		10/28/2022	-	01/11/2023
December 1, 2022 through December 31, 2022	0.0009589041	281		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0010958904	320	(3)	12/29/2022	-	04/21/2023
Total		$3,979	(1)		$2,825

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2023 and the year ended December 31, 2022, total distributions declared to related parties were approximately $2,000 and $4,000, respectively.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 consolidated financial statements and is scheduled to be paid within three weeks after the end of September 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $311,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments (inclusive of interest revenue received in kind), notes payable to related parties, and mortgage payables. With the exception of real estate debt investments and mortgage payables, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of June 30, 2023 and December 31, 2022, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $44.8 million and $44.0 million, respectively, and the aggregate fair value approximated the carrying value. As of June 30, 2023, the mortgage payables carrying value was approximately $1.9 million, and the aggregate fair value was approximately $1.7 million. The aggregate fair value of our real estate debt investments, including interest revenue received in kind, and the aggregate fair value of our mortgage payables are based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized was approximately 6.5% -13.0%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $1,000 and $6,000 of costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $1,000 and $4,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $391,000 and $441,000, respectively. As of June 30, 2023 and December 31, 2022, approximately $191,000 and $210,000, respectively of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022, the Manager had designated one asset as non-performing but no special servicing fees had been incurred or paid to the Manager. As of June 30, 2023, no assets were designated as non-performing.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2023 and 2022, no disposition fees have been incurred. As of June 30, 2023 and December 31, 2022, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company purchased zero investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an Independent Representative to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $84,000 and $55,000, respectively, of operational costs on our behalf. As of June 30, 2023 and December 31, 2022, approximately $35,000 and $13,000 of such costs were due and payable, respectively.

For the six months ended June 30, 2023 and the year ended December 31, 2022, no acquisition fees related to investments in rental real estate properties were paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending which increased the contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $5.2 million for a 8.1% ownership in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager.

During the year ended December 31, 2022, the Company entered into three promissory notes with National Lending. The notes were issued on February 21, 2022 in the principal amount of $5.0 million, on March 30, 2022 in the principal amount of $5.0 million, and on April 25, 2022 in the principal amount of $3.0 million. The promissory notes each bore a 3.5% interest rate and had a scheduled maturity date one year from the date of issuance. The Company repaid all three of the promissory notes in full plus accrued interest on May 11, 2022. As of June 30, 2023, no principal or interest were payable to National Lending.

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $0 and $63,000, respectively, in interest expense on notes with National Lending. As of June 30, 2023 and December 31, 2022, we had no outstanding accrued interest due to National Lending.

11.	Mortgage Payable, net

The following is a summary of the mortgage note secured by one of the Company’s properties as of June 30, 2023 and December 31, 2022 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance as of June 30, 2023	Balance as of December 31, 2022
CNP 87, LLC	$1,875	See below	07/15/2032	$1,855	$1,854

On June 27, 2022, the Company closed on a mortgage loan related to one of its rental real estate properties for a principal amount of approximately $1.9 million which matures on July 15, 2032. The mortgage loan bears interest at a fixed rate of 4.75% per annum through August 15, 2027, at which time the interest rate will bear interest at a per annum rate equal to the Wall Street Journal Prime Rate and subject to a 4.75% floor until maturity. The mortgage loan calls for interest-only payments for the first 18 months, with fixed monthly principal and interest payments due through maturity. For the six months ended June 30, 2023 and for the year ended December 31 2022, we incurred approximately $45,000 and $42,000, respectively, in interest expense related to the mortgage loan. As of June 30, 2023 and December 31, 2022, we had approximately $4,000 in mortgage interest payable.

Debt issuance costs included in “Mortgage payable, net” are being amortized over the loan term on the straight-line method, which approximates the effective interest method. For the six months ended June 30, 2023 and the year ended December 31, 2022, total debt issuance costs incurred were approximately $0 and $22,000, respectively. Unamortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the six months ended June 30, 2023 and the year ended December 31, 2022, amortization of debt issuance costs was approximately $1,000 and is included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage loan as of June 30, 2023 (dollar amounts in thousands):

Amount
Remainder of 2023	$-
2024	26
2025	30
2026	31
2027 and Thereafter	1,788
Total	$1,875

12.	Investments in Debt Securities

During the six months ended June 30, 2023 and the year ended December 31, 2022, we purchased one and zero investments in debt securities, respectively, which were classified as available-for-sale. As of June 30, 2023, the investment in debt securities was sold. Accordingly, no unrealized gain or loss is included in our balance sheet as a component of accumulated other comprehensive income (“AOCI”), and no realized gain or loss was reclassified out of AOCI into net income. The net realized gain was recognized as “Other income” in the Statement of Operations for the six months ended June 30, 2023. No investments in debt securities are held as of June 30, 2023 or December 31, 2022.

The following table summarizes the proceeds and gross realized gains and losses from available-for-sale securities for the six months ended June 30, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Available-for-sale debt securities:	$8	$-	$8
Total	$8	$-	$8

No debt securities were invested in during the year ended December 31, 2022.

13.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

14.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

15.	Subsequent Events

 In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 26, 2023, for potential recognition or disclosure.

Principal Repayments

On July 5, 2023, the Company received a partial principal repayment of one preferred equity investment in the amount of $550,000.

On July 27, 2023, one of the Company’s real estate debt investments paid off in full and is no longer outstanding.

On July 31, 2023, one of the Company’s real estate debt investments paid off in full and is no longer outstanding.

New Investments

As of September 26, 2023, the Company has invested approximately $12.6 million in public equity securities.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s 1-K filed on April 4, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed August 3, 2020)
6.1*	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed May 26, 2016)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 26, 2023.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 26, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 26, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)